Filed pursuant to Rule 424(b)(3)
                                      Registration Statement File No. 333-135636


                  PROSPECTUS SUPPLEMENT DATED OCTOBER 25, 2006
                     TO PROSPECTUS DATED SEPTEMBER 15, 2006

                                   22,629,143
                                  Common Shares

                         TIDELANDS OIL & GAS CORPORATION
                   1862 W. Bitters Rd., San Antonio, TX 78248

                      The Resale of Shares of Common Stock

This Prospectus Supplement should be read in conjunction with our Prospectus dated September 15, 2006 and in the "Risk Factors" beginning on page 5 of the Prospectus.

This Prospectus Supplement updates the Risk Factors appearing on page 7, the Selling Shareholder Table appearing on page 30 of the Prospectus, Principal Shareholders appearing on page 37, and Certain Relationships and Related Transactions appearing on page 40.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make your investment decision.

This Prospectus Supplement is incorporated by reference into the Prospectus, and all terms used herein shall have the meaning assigned to them in the Prospectus. See "Risk Factors" beginning on page 5 of the accompanying Prospectus for a description of certain factors that should be considered by prospective Investors.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is October 25, 2006.


RISK FACTORS

WE MAY NOT HAVE ENOUGH FUNDING TO COMPLETE OUR BUSINESS PLAN.

We will need additional financing to fully implement our business plan. We cannot give any assurance that this additional financing could be obtained of attractive terms or at all. In addition, our ability to raise additional funds through a private placement may be restricted by SEC rules which limit a Company's ability to sell securities similar to those being sold in a registered offering before the time that offering is completed or otherwise terminated. Lack of funding could force us to curtail substantially or cease our operations.

FUTURE CAPITAL NEEDS COULD RESULT IN DILUTION TO INVESTORS; ADDITIONAL FINANCING COULD BE UNAVAILABLE OR HAVE UNFAVORABLE TERMS.

Our Company's future capital requirements will depend on many factors, including cash flow from operations, progress in its gas operations, competing market developments, and the Company's ability to market its proposed products successfully. Although the Company currently has specific plans and arrangements for financing its working capital is presently insufficient to fund the Company's activities. It will be necessary to raise additional funds through equity or debt financings. Any equity financings could result in dilution to our Company's then-existing stockholders. Sources of debt financing may result in higher interest expense. Any financing, if available, may be on terms unfavorable to the Company. If adequate funds are not obtained, the Company may be required to reduce or curtail operations.


SUBSTANTIAL CAPITAL REQUIREMENTS

We may make substantial capital expenditures for the development, acquisition and production of natural gas pipeline, processing systems and, or storage facilities. If revenues or the Company's equity financing decrease as a result of lower natural gas prices, operating difficulties, the Company may have limited ability to expend the capital necessary to undertake or complete proposed plans and opportunities. There can be no assurance that additional debt or equity financing or cash generated by operations will be available to meet these requirements.

SELLING SHAREHOLDERS

The following table provides certain information about the selling shareholder's beneficial ownership of our common stock as of September 30, 2006 and as adjusted to give effect to the sale of all of the shares being offered by this prospectus.

The number of shares that Palisades Master Fund, Crescent  International,  Ltd.,
Double U Master Fund, LP, JGB Capital, LP, Nite Capital, LP and RHP Master Fund,
Ltd. "Purchasers"), will own at any time are subject to limitation in the governing agreements for the Debentures and Warrants, respectively, so that the aggregate number of shares of common stock of which such selling stockholder and all persons affiliated with such selling stockholder (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended) does not at any time exceed 4.99% of our then outstanding common stock.

The following table identifies the selling stockholders and indicates (i) the nature of any position, office or other material relationship that each selling stockholder has had with us during the past three years (or any of our predecessors or affiliates) and (ii) the number of shares and percentage of our outstanding shares of common stock owned by the selling stockholder prior to the offering, the number of shares to be offered for the selling stockholder's account and the number of shares and percentage of outstanding shares to be owned by the selling stockholder after completion of the offering.

Table 1.
--------------------- ------------------ ------------------ ------------- --------------- -------------- ------------
Name of Selling       Shares             Shares Reserved    Percent of    Maximum         Shares         Percent of
Shareholder           Beneficially       for Adjustments/   Class of      Number of       Beneficially   Class of
                      Owned Before       Dilution           Shares        Shares to be    Owned After    Shares Owned
                      Offering (A)       (B)                Owned         Sold in this    the Offering   After this
                                                            Before the    Offering (C)                   Offering
                                    Offering
--------------------- ------------------ ------------------ ------------- --------------- -------------- ------------
Palisades Master      13,198,308         3,458,342          4.99%         14,986,150      -0-           -0-
Fund (1)
--------------------- ------------------ ------------------ ------------- --------------- -------------- ------------
Crescent              1,934,706          489,099            2.28%         2,119,430       -0-            -0-
International,
Ltd.(2)
--------------------- ------------------ ------------------ ------------- --------------- -------------- ------------
Double U Master
Fund, LP(3)           967,295            244,535            1.14%         1,059,651       -0-            -0-
--------------------- ------------------ ------------------ ------------- --------------- -------------- ------------
JGB Capital, LP(4)    1,589,081          401,724            1.87%         1,740,805       -0-            -0-
--------------------- ------------------ ------------------ ------------- --------------- -------------- ------------
Nite Capital, LP(5)   773,882            195,640            0.92%         847,772         -0-            -0-
--------------------- ------------------ ------------------ ------------- --------------- -------------- ------------
RHP Master Fund,      930,618            489,099            1.10%         1,419,717       -0-            -0-
Ltd.(6)
--------------------- ------------------ ------------------ ------------- --------------- -------------- ------------
HPC Capital           65,696             19,709             0.08%         85,405          -0-            -0-
Management Corp.(7)
--------------------- ------------------ ------------------ ------------- --------------- -------------- ------------
Total                 19,459,586         5,298,148                        22,258,930
--------------------- ------------------ ------------------ ------------- --------------- -------------- ------------

(A) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage of beneficial ownership is based on 84,537,270 shares of common stock outstanding as of September 30, 2006.

(B) This figure also includes a good faith calculation of additional number of shares of common stock included in this registration statement that we are required to registered issuable upon conversion of the convertible debentures and warrants to account for anti-dilution and price protection adjustments based upon 130% of shares issuable at the conversion rate.

(C) Assumes that the selling shareholder will convert all debentures and exercise all warrant and sell all of the shares of the common stock offered by this prospectus. We cannot assure you that the selling shareholders will sell all or any of these shares.

     (1) Represents 2,020,356 shares issued and outstanding and up to 11,527,808 shares of common stock issuable as follows: (a) 4,947,557 shares upon conversion of the Debentures, (b) 1,632,694 shares of common stock issuable upon exercise of the Series "A" Warrants at $0.935 per share; and (c) 4,947,557 shares of common stock issuable upon exercise of the Series "B" Warrants at $1.275 per share. PEF Advisors, LLC, ("PEF") serves as the investment manager Palisades Master Fund, LP ("the Fund"). As a result of its role as investment manager to the Fund, PEF may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of such securities held by the Fund. However, PEF does not have the right to receive dividends from, or the proceeds from the sale of, such securities held by the Fund and disclaims any beneficial ownership of such shares of common stock. As of April 20, 2005, Mr. David Batista was delegated authority from PEF regarding the portfolio management decisions of PEF Advisors with respect to the securities owned by the Fund. By reason of such delegated authority, Mr. Batista may be deemed to have dispositive and voting power over the securities owned by the Fund. However, Mr. Batista does not have the right to receive dividends from, or the proceeds from the sale of, such securities held by the Fund and disclaims any beneficial ownership of such securities. Palisades Master Fund, LP has certified that it acquired the securities in the ordinary course of business and at the time it acquired the securities, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. On September 15, 2006, Palisades converted $304,375 of its debenture into 349,856 common shares.

     (2) Represents 304,375 shares issued and outstanding and up to 1,630,331 shares of common stock issuable as follows: (a) 699,713 shares upon conversion of the Debentures, (b) 230,905 shares of common stock issuable upon exercise of the Series "A" Warrants at $0.935 per share; and (c) 699,713 shares of common stock issuable upon exercise of the Series "B" Warrants at $1.275 per share. Crescent International, Ltd. is a corporation organized under the laws of Bermuda. Maxi Brezzi and Bachir Taleb-Ibrahimi, in their capacities as managers of Cantara (Switzerland) S.A., the investment advisor to Crescent International, Ltd., have voting control and investment authority over the securities owned by Crescent. Messres. Brezzi and Taleb-Ibrahimi disclaim beneficial ownership of the securities. The selling stockholder has agreed not to convert the Debentures or to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 4.99% of our common stock then outstanding. The selling stockholder is not a registered broker-dealer and is not affiliated with any registered broker-dealer. The securities to be acquired on conversion or exercise of outstanding securities will be acquired for investment. The selling stockholder does not have any agreement or understanding, direct or indirect, with any party to distribute the securities.

     (3) Represents 152,179 shares issued and outstanding and up to 815,116 shares of common stock issuable as follows: (a) 349,835 shares upon conversion of the Debentures, (b) 115,446 shares of common stock issuable upon exercise of the Series "A" Warrants at $0.935 per share; and (c) 349,835 shares of common stock issuable upon exercise of the Series "B" Warrants at $1.275 per share. Double U Master Fund, LP is a master feeder structure organized in the British Virgin Islands with B&W Equities, LLC as its General Partner. Isaac Winehouse is the manager of B&W Equities, LLC. Mr. Weinhouse has voting and investment control over the shares held by the Double U Master Fund, LP by virtue of his manager role with B&W Equities, LLC. Mr. Weinhouse disclaims beneficial ownership of the securities. The selling stockholder has agreed not to convert the Debentures or to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 4.99% of our common stock then outstanding. The selling stockholder is not a registered broker-dealer and is not affiliated with any registered broker-dealer. The securities to be acquired on conversion or exercise of outstanding securities will be acquired for investment. The selling stockholder does not have any agreement or understanding, direct or indirect, with any party to distribute the securities.

     (4) Represents 250,000 shares issued and outstanding and up to 1,339,081 shares of common stock issuable as follows: (a) 574,713 shares upon conversion of the Debentures, (b) 189,655 shares of common stock issuable upon exercise of the Series "A" Warrants at $0.935 per share; and (c) 574,713 shares of common stock issuable upon exercise of the Series "B" Warrants at $1.275 per share. JBG Capital, LP is a Delaware limited partnership. Mr. Brett Cohen has voting and investment control over the shares held by the JGB Capital, LP. Mr. Cohen disclaims beneficial ownership of the securities. The selling stockholder has agreed not to convert the Debentures or to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 4.99% of our common stock then outstanding. The selling stockholder is not a registered broker-dealer and is not affiliated with any registered broker-dealer. The securities to be acquired on conversion or exercise of outstanding securities will be acquired for investment. The selling stockholder does not have any agreement or understanding, direct or indirect, with any party to distribute the securities.

     (5) Represents 215,045 shares issued and outstanding and up to 558,837 shares of common stock issuable as follows: (a) 186,590 shares upon conversion of the Debentures, (b) 92,362 shares of common stock issuable upon exercise of the Series "A" Warrants at $0.935 per share; and (c) 279,885 shares of common stock issuable upon exercise of the Series "B" Warrants at $1.275 per share. Nite Capital, LP is a Delaware limited partnership. Keith Goodman is the manager of the General Partner of Nite Capital, LP. Mr. Goodman has voting and investment control over the shares held by the Nite Capital, LP. Mr. Goodman disclaims beneficial ownership of the securities. The selling stockholder has agreed not to convert the Debentures or to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 4.99% of our common stock then outstanding. The selling stockholder is not a registered broker-dealer and is not affiliated with any registered broker-dealer. The securities to be acquired on conversion or exercise of outstanding securities will be acquired for investment. The selling stockholder does not have any agreement or understanding, direct or indirect, with any party to distribute the securities. The selling stockholder has agreed not to convert the Debentures or to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 4.99% of our common stock then outstanding. The selling stockholder is not a registered broker-dealer and is not affiliated with any registered broker-dealer. The securities to be acquired on conversion or exercise of outstanding securities will be acquired for investment. The selling stockholder does not have any agreement or understanding, direct or indirect, with any party to distribute the securities. On September 25, 2006, Nite converted $81,167 of its Debenture to 93,295 shares of common stock.

     (6) Represents 930,618 shares of common stock issuable as follows: (a) 230,905 shares of common stock issuable upon exercise of the Series "A" Warrants at $0.935 per share; and (c) 699,713 shares of common stock issuable upon exercise of the Series "B" Warrants at $1.275 per share. RHP Master Fund, Ltd. is an exempted company organized under the laws of the Cayman Islands. RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Messrs. Wayne Bloch and Peter Lockhart own all of the interests in RHP General Partner. The aforementioned entities and individuals disclaim beneficial ownership of the Company's Common Stock owned by the RHP Master Fund. The selling stockholder has agreed not to convert the Debentures or to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 4.99% of our common stock then outstanding. The selling stockholder is not a registered broker-dealer and is not affiliated with any registered broker-dealer. The selling stockholder does not have any agreement or understanding, direct or indirect, with any party to distribute the securities.

     (7) Represents 65,696 shares of common stock issuable upon exercise of Series "A" Warrants at $0.935 per share issued in connection with the private placement of the securities. HPC Capital Management Corp. is a registered broker-dealer. It is a corporation organized under the laws of the State of Georgia. Mr. Vincent Sbarra has voting and investment control over the shares held by HPC Capital. Mr. Sbarra disclaims beneficial ownership of the securities. The selling stockholder has agreed not to convert the Debentures or to exercise warrants to the extent such stockholder's beneficial ownership of our common stock would exceed 4.99% of our common stock then outstanding.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth the Common Stock ownership information as of September 30, 2006, with respect to (i) each person known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock; (ii) each director of the Company; and (iii) all directors, executive officers and designated stockholders of the Company as a group. This information as to beneficial ownership was furnished to the Company by or on behalf of the persons named. Unless otherwise indicated, we believe that each has sole voting and investment power with respect to the shares beneficially owned.

The percentage interest of each principal shareholder is based on the beneficial ownership of such shareholder divided by the sum of the current outstanding shares of common stock plus the additional shares, if any, which would be issued to such shareholder (but not any other shareholder) when exercising warrants or other rights in the future. Applicable percentage of ownership is based on 84,537,270 shares of common stock outstanding as of September 30, 2006 together with securities exercisable or convertible into shares of common stock within 60 days of September 30, 2006, for each shareholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to securities exercisable or convertible into shares of common stock that are currently exercisable or exercisable within 60 days of September 30, 2006 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Note that affiliates are subject to Rule 144 and insider trading regulations and percentage computation is for form purposes only.

(a) Beneficial Ownership of more than 5% based on 84,537,270 common shares.

Beneficial Ownership of 5%.


Table 1.

(1)                (2)                         (3)                    (4)
Title of Class     Name and Address            Amount and Nature      Percent of
Common Stock                                                          Class


Common             Mercator Momentum              751,974                0.89%
                   Fund, LP (1)                   Common Stock
                   555 S. Flower St.              Warrants (3)
                   Suite 4500
                   Los Angeles, CA 90071

Common             Mercator Momentum              521,928                0.61%
                   Fund III, LP(1)                Common Stock
                   555 S. Flower St.              Warrants (4)
                   Suite 4500
                    Los Angeles, CA 90071

Common             Monarch Pointe                 1,690,460(5)           1.99%
                   Fund, Ltd. (1)                 Common Stock
                   c/o Bank of Ireland            Warrants
                   Securities Services Ltd.
                   New Century House
                   International Fin. Ser.Ctr.
                   Mayor Street Lower
                   Dublin 1
                   Republic of Ireland

Common             M.A.G. Capital, LLC(1)         6,536,072(1)(6)         7.7%
                   555 S. Flower St.              Common Stock
                   Suite 4500                     Warrants
                   Los Angeles, CA 90071

Common             Robinson Reed (1)              200,000 (7)            0.23%
                   AV.DU Leman 8B                 Common Stock
                   CH-1003-Lausanne               Warrants
                   Switzerland

Common             David F. Firestone (1)         6,536,072(1)            7.7%
                   555 S. Flower St               Common Stock
                   Suite 4500                     Warrants
                   Los Angeles, CA 90071

Common             Impact International, LLC(2)   8,842,980             10.46%
                   111 W. 5th St. Ste.720
                   Tulsa, OK 74103

Common             Michael Ward (8)               8,467,038              9.83%
                   1862 W. Bitters Rd.
                   San Antonio, TX78248

Notes:

(1) Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Monarch Pointe Fund, Ltd., MAG Capital, LLC, formerly Mercator Advisory Group, LLC, Robinson Reed and David F. Firestone are referred to "Reporting Persons". Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Monarch Pointe Fund, Ltd. and MAG Capital, LLC, formerly Mercator Advisory Group, LLC, each hold warrants to purchase shares of our common stock. The right to vote and the right to dispose of the shares beneficially owned by Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, Monarch Pointe Fund, Ltd. and Robinson Reed are, in each case, shared among either of the three funds, as applicable, and both M.A.G. Capital, LLC and David F. Firestone. The documentation governing the terms of the warrants contain provisions prohibiting any exercise of the warrants that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding common stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of our outstanding common stock. Beneficial share ownership as reported on Schedule 13G.

(2) Represents issued and outstanding common stock. Robert May has voting and dispositive authority over Impact International,LLC. Share ownership as reported on Form 4 September 29, 2006.

(3) Mercator Momentum Fund, LP is a private investment limited partnership organized under California law. MAG Capital, LLC, a California limited liability company, formerly Mercator Advisory Group, LLC, is its general partner. David F. Firestone is the Managing Member of the MAG Capital, LLC. Mercator Momentum Fund, LP holds common stock warrants to purchase up to 751,974 shares of our common stock. Half the warrants are exercisable at $0.80 per share and half exercisable at $0.87 per share.

(4) Mercator Momentum Fund III, LP is a private investment limited partnership organized under California law. MAG Capital, LLC, a California limited liability company, is its general partner. David F. Firestone is the Managing Member of the MAG Capital, LLC. Mercator Momentum Fund III, LP holds warrants to purchase up to 518,092 shares of our common stock and 3,836 shares of common stock. Half the warrants are exercisable at $0.80 per share and half exercisable at $0.87 per share.

(5) Monarch Pointe Fund, Ltd. is a corporation organized under of the British Virgin Islands. Mercator Advisory Group controls the investments of Monarch Pointe Fund. Monarch Pointe Fund holds warrants to purchase up to 1,690,460 shares of our common stock. Half the warrants are exercisable at $0.80 per share and half exercisable at $0.87 per share.

(6) MAG Capital, LLC, formerly Mercator Advisory Group, LLC, holds warrants to purchase up to 3,371,710 shares of our common stock. Half the warrants are exercisable at $0.80 per share and half exercisable at $0.87 per share.

(7) Robinson Reed holds 200,000 common stock warrants, 100,000 exercisable at $0.80 per share and 100,000 exercisable at $0.87 per share.

(8) Mr. Ward is the President, Chief Executive officer and Chairman of our Board of Directors.

(b) Security Ownership of Management. Based on 84,537,270 shares as set forth in
(a) above as of September 30, 2006.

  Table 2.

Title of Class   Name and Address          Amount and Nature    Percent of Class


Common           Michael Ward                 8,467,038               9.83%
                 1862 W. Bitters Rd.
                 San Antonio, TX 78248

Common           James B. Smith               1,549,000(1)            1.83%
                 1862 W. Bitters Rd.
                 San Antonio, TX 78248

Common           Ahmed Karim                    652,500               0.77%
                 1532 Woods Dr.
                 N. Vancouver, B.C.
                 Canada V7R 1A9

Common           Robert W. Dowies               200,000               0.23%
                 1862 W. Bitters Rd.
                 San Antonio, TX 78248


Common           Carl Hessel (2)              2,592,221               3.06%
                 c/o Margaux Investment
                 Management Group, S.A.
                 9 Rue de Commerce
                 CH 1211 Geneva 11
                 Switzerland

   Total                                     13,460,759               15.92%

Notes:
(1) Includes 650,000 shares in the name of James B. Smith, 39,000 held in Smith IRA account, 500,000 shares in the name of Aigle Partners, Ltd. in which Mr. Smith has a partnership interest and 360,000 shares in the name of du Midi Trust, in which Mr. Smith has a beneficial interest.

(2) Mr. Hessel is a partner in Margaux Investment Management Group, S.A. Mr. Hessel also exercises voting and dispositive control over the Margaux securities and as such beneficial ownership reflects 1,988,889 shares owned by Margaux and 600,332 shares owned personally by Mr. Hessel.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 11, 2006, James B. Smith received 500,000 shares under the terms of his employment agreement representing his annual stock grant. The shares were issued from the Company's 2004 Non-Qualified Stock Grant and Option Plan.

On September 25, 2006, the Company issued each member of its board of directors 150,000 common shares as annual directors' compensation. Michael Ward, Ahmed Karim and Carl Hessel received restricted common shares. James B. Smith received shares from the 2004 Non-Qualified Stock Grant and Option Plan.